Exhibit 97.1
KAMAN CORPORATION
COMPENSATION RECOUPMENT POLICY
(Effective as of February 23, 2021, and Amended and Restated as of November 14, 2023)
1.Overview.
The Board of Directors (the “Board”) of Kaman Corporation (the “Company”) believes it is the best interests of the Company and its shareholders to emphasize the integrity and accountability underpinning the Company’s pay-for-performance compensation philosophy. Consistent with good corporate governance principles, the Board has adopted this Compensation Recoupment Policy (this “Policy”). This Policy shall be administered by the independent members of the Board (the “Independent Directors”), who shall have the full authority to interpret and enforce this Policy. The Independent Directors may allocate or delegate all or any portion of their authorities, responsibilities and powers under this Policy to any one or more independent members of the Board or any committee or sub-committee of the Board comprised entirely of independent members. Any such allocation or delegation may be revoked by the Independent Directors at any time but such action shall not invalidate any prior actions of the delegate or delegates that were consistent with the terms of this Policy. As amended and restated on November 14, 2023, this Policy is intended to satisfy the Company’s obligation to establish a recovery policy as a NYSE listed company under Section 303A-14 of the Listed Company Manual.
2.Definitions.
For purposes of this Policy, the following terms shall have the meanings set forth below:
(a)“Accounting Restatement” means a restatement of the Company’s financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
(b)“Covered Person” means any current or former officer of the Company and its domestic subsidiaries.
(c)“Executive Officer” means, with respect to the Company, an “executive officer”, as defined in Section 303A-14(E) of the NYSE Listed Company Manual, whether or not employed by the Company or its subsidiaries.
(d)“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such measures (e.g., non-GAAP financial measures). For avoidance of doubt, a Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.
(e)“Incentive Compensation” means any incentive compensation received by a Covered Person (including an Executive Officer) during the three full fiscal years immediately preceding the date that the Company is required to prepare an Accounting Restatement (as determined under Section 303A-14(c)(1)(ii) of the Listed Company Manual), provided that such incentive compensation is granted, earned, or vested based wholly or in part on the attainment of a Financial Reporting Measure. Incentive Compensation does not include the proceeds of any stock option grant, restricted stock or restricted stock unit award, long-term performance award or any other variety of equity-based award that was granted other than on account of attaining a performance goal based in whole or part on a Financial Reporting Measure and has a vesting schedule based solely on the passage of time and/or the continued performance of services rather than the achievement of a performance goal based, in whole or in part, on a Financial Reporting Measure.
(f)“Management Incentive Plan” means the Kaman Corporation 2013 Management Incentive Plan, as from time to time amended, including its most recent amendment and restatement effective on April 19, 2023.
(g)“NYSE” means the New York Stock Exchange.
(h)“Net Tax Cost” means the net amount of any federal, foreign, state or local income, employment or other taxes paid by a Covered Person in respect of Incentive Compensation received, after taking into account any and all available deductions, credits or other offsets allowable to the Covered Person, and which are not recoverable by the Covered Person through timely amending any prior income or other tax returns.
(i)“Recapture Amount” means the difference between (a) the amount of Incentive Compensation paid or received, or to be paid or received, by a Covered Person based on the financial results reported in the Company’s financial statements that are subsequently determined to be subject to an Accounting Restatement, and (b) the amount that would have been paid or received by the Covered Person based on the financial results reported in the Accounting Restatement, in each case as determined in good faith by the Independent Directors in existence at the time of the determination; provided that the amount that the Covered Person shall be required to reimburse the Company from previously received Incentive Compensation shall be reduced by the Net Tax Cost, as applicable, of such compensation to the Covered Person. For the avoidance of doubt, the Recapture Amount for an Executive Officer shall be calculated without reduction for any taxes withheld by the Company and/or paid by the Executive Officer in respect of Incentive Compensation. To the extent that the price of the Company’s Common Stock is or was a component of a Financial Reporting Measure upon which the Incentive Compensation was payable, the value of the stock taken into account for purposes of re-determining the level of achievement based on the Accounting Restatement shall be determined based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price. The Company shall maintain documentation of the determination of such reasonable estimates and provide such documentation to the NYSE.
For purposes of this Policy, Incentive Compensation is deemed to be received in the Company’s fiscal year during which a Financial Reporting Measure specified in the plan or agreement setting forth the Incentive Compensation is attained, even if the payment or grant of such compensation occurs after the end of that year.

3.Recoupment of Incentive Compensation.
In the event of an Accounting Restatement, the Independent Directors may require a Covered Person to pay the Company a sum up to and including the Recapture Amount if, and to the extent that, the Independent Directors in good faith, determine that: (i) the payment of any Incentive Compensation to the Covered Person is or was contingent upon the achievement of one or more specified performance goals based on a Financial Reporting Measure, (ii) the amount of such Incentive Compensation is, or would have been, lower than the amount actually received, and (iii) it is in the best interests of the Company and its shareholders for the Covered Person to repay or forfeit all or any portion of the Recapture Amount. In making such determination, the Independent Directors shall take into account any and all factors it deems relevant and appropriate under the circumstances, including without limitation, the nature and extent of misconduct by the Covered Persons, if any, and the magnitude of the Recapture Amount. Notwithstanding the foregoing, the Independent Directors shall be required to recover the Recapture Amount from an Executive Officer, without reduction for Net Tax Cost, to the extent required under Section 303A-14 of the NYSE Listed Company Manual which, for the avoidance of doubt, does not include Incentive Compensation received before beginning service as an Executive Officer.
4.Payment of Recapture Amount.
Payment of the Recapture Amount shall be made promptly by a Covered Person following written demand by the Company. In addition, to the extent that the Recapture Amount was reduced for the Net Tax Cost, the Covered Person shall pay to the Company all tax refunds received by the Covered Person in respect of his or her amending any prior income or other tax return as required by this Policy, promptly following receipt of any such refund. Notwithstanding the foregoing, the Company will determine, in its sole discretion, the method for recouping amounts owed under this Policy, including the Recapture Amount and any tax refunds received by the Covered Person, which may include, without limitation: (a) requiring direct reimbursement from the Covered Person; (b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (c) offsetting the recouped amount from any compensation, otherwise owed by the Company to the Covered Person, including salary, wages and/or future payments, grants or awards of Incentive Compensation; (d) cancelling outstanding vested or unvested equity awards; or (e) taking any other remedial and recovery action permitted by law.
5.No Right to Additional Payments.
In no event shall the Company be required to award Covered Persons an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.
6.Determination Final
Any good faith determination by the Independent Directors with respect to this Policy shall be final, conclusive and binding on all interested parties.

7.Applicability
This Policy applies to all Incentive Compensation granted, accrued or paid after December 31, 2020. Application of this Policy does not preclude the Company from taking any other action to enforce a Covered Person’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings. This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.
8.Other Rights in Addition to Policy
Any right of recoupment under this Policy is in addition to (and not in lieu of) any other legal or equitable remedies or rights that may be available to the Company for any reason including, without limitation, under any employment agreement or award under the Management Incentive Plan. Nothing in this Policy shall limit or restrict the Company from taking any disciplinary or legal action it deems appropriate, up to and including termination of employment.
9.No Indemnification

The Company shall not indemnify any Covered Person against the loss of any incorrectly awarded Incentive Compensation.

10. Incentive Awards Subject to Policy

This Policy is hereby incorporated into all awards made to employees under the Management Incentive Plan and under any plan maintained by the Company or its subsidiaries that determines the amount of benefits payable thereunder based upon Incentive Compensation.

11.Administration; Interpretation
With respect to Executive Officers, the Board intends this Policy to be administered and interpreted in a manner that is compliant with Section 303A.14 of the NYSE Listed Company Manual, including but not limited to the requirement to recover the Recapture Amount absent an exception under Section 303A-14(c)(1)(iv) of the Listed Company Manual. With respect to all other Covered Persons, the Board intends this Policy to be administered and interpreted in a manner consistent with any applicable rules and regulations and will otherwise be administered and interpreted and applied (including the determination of amounts, if any, recoverable) in the business judgment of the Board. To the extent recovery of Incentive Compensation is required in circumstances other than those outlined in this Policy, nothing in this Policy will be deemed to limit or restrict the right or obligation of the Company to recover Incentive Compensation to the fullest extent required.
12.Amendment; Termination
The Independent Directors may amend or terminate this Policy at any time.

13.    Effective Date of Changes to Comply with Section 303A-14.
The changes to this Policy made on November 14, 2023, shall apply to all Incentive Compensation received by a Covered Person on or after October 2, 2023 that results from attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal year ending on or after December 31, 2023.
14.    Governing Law.
To the extent not inconsistent with the foregoing rules, this Policy shall be governed by and construed in accordance with the laws of the State of Connecticut, including the applicable statute of limitation for contracts entered into within the state, without regard to any otherwise applicable principles of conflicts of laws or choice of law rules.
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